1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 25, 2023

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series VIT, Investment Company Act File No. 811-22376

PIMCO Variable Insurance Trust, Investment Company Act File No. 811-08399

(each a “Registrant” and each series thereof a “Fund”)

Dear Mr. Ellington:

In a telephone conversation with Adam Schlichtmann of Ropes & Gray LLP on Wednesday, August 2, 2023, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on the most recent annual reports for the Registrants following a review of the Registrants’ recent Form N-CSR filings.1 A summary of the Staff’s comments, along with the Registrants’ responses, is set forth below.

Comment 1: For variable funds, please add a footnote to the financial highlights stating that the performance disclosed does not include fees and expenses imposed by variable contracts.

Response: The Registrants will include disclosure in future reports indicating that performance presented in the financial highlights does not include fees and expenses imposed by variable contracts.

Comment 2: In future N-CSR filings, please include responses to Items 4(i) and (j). If there is nothing to report in response to either item, please indicate “not applicable” or use “N/A.”

Response: The Registrants will add the relevant disclosure for future reports.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

[1]	The Registrants’ most recent annual filings on Form N-CSR, for the period ending December 31, 2022, were each filed on March 1, 2023.

Kenneth Ellington August 25, 2023 Page 2

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC